Exhibit 21.1

LandBridge Company LLC

List of Subsidiaries

Name	Jurisdiction of Organization
DBR Desert LLC	Delaware

DBR Land Holdings LLC	Delaware

DBR Land LLC	Delaware

DBR Reeves LLC	Delaware

DBR REIT LLC	Delaware

DBR Solar LLC	Delaware

Delaware Basin Ranches Inc.	Texas

Pecos Renewables LLC	Delaware

Platform Water Services, LLC	Texas

Platform Water Services II LLC	Texas

Texas Water Transfer, LLC	Texas